

January 3, 2011

Mr. Dwight L. Dunlap
Chief Financial Officer and Treasurer
Natural Resource Partners L.P.
601 Jefferson, Suite 3600
Houston, Texas 77002

    Re: Natural Resource Partners L.P.
           Form 10-K/A for Fiscal Year Ended December 31, 2009
           Filed March 3, 2010
           Form 10-Q for Fiscal Quarter Ended September 30, 2010
           Filed November 5, 2010
           Response Letter Dated December 22, 2010
           File No. 001-31465

Dear Mr. Dunlap:

     We have completed our review of your filings and do not have any further comments at this time.

                   Sincerely,

                   Ethan Horowitz
                   Branch Chief